

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2012

<u>Via E-mail</u>
Mr. Terry L. Stevens
CFO
Highwoods Properties, Inc.
3100 Smoketree Court, Suite 600
Raleigh, NC 27604

      Re: **Highwoods Properties, Inc.**
                Form 10-K for the Year Ended December 31, 2011
                Filed February 7, 2012
                File No. 001-13100

                Highwoods Realty Limited Partnership
                Form 10-K for the fiscal year ended December 31, 2011
                Filed February 7, 2012
                File No. 000-21731

Dear Mr. Stevens:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin Woody

                    Kevin Woody
                    Branch Chief